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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐                        NO ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)
Date JUNE 7, 2005	By:	"(Signed)" J.C. STEFAN SPICER (Signature)*
*Print the name and title under the signature of the signing officer	J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX

CENTRAL FUND OF CANADA LIMITED

Exhibit A:	Form 52-109F2 — Certification of Disclosure in Issuers' Annual and Interim Filings, Chief Executive Officer.

Exhibit B:	Form 52-109F2 — Certification of Disclosure in Issuers' Annual and Interim Filings, Chief Financial Officer.

Portfolio at April 30, 2005

Corporate Information

Investor Inquiries	Head Office	Stock Exchange Listings
The Central Group (Alberta) Ltd.
55 Broad Leaf Crescent
P.O. Box 7319
Ancaster, Ontario
Canada L9G 3N6

Telephone: (905) 648-7878
Fax: (905) 648-4196
Website: www.centralfund.com
E-mail: info@centralfund.com	Hallmark Estates 805, 1323-15th Avenue S.W. Calgary, Alberta Canada T3C 0X8 Telephone: (403) 228-5861 Fax: (403) 228-2222	AMEX: Class A shares TSX: Class A shares	Electronic Ticker Symbol CEF CEF.NV.A and CEF.NV.U	Newspaper Quote Symbol CFCda CFund A

Net Asset Value Information

The net asset value per Class A share is available daily by calling Investor Inquiries.
The Thursday net asset value is published in financial newspapers in the United States and Canada.

        In Canada, the net asset value is also published daily in the Globe and Mail Report on Business Fund Asset Values table.

2ND QUARTER	INTERIM REPORT TO SHAREHOLDERS for the six months ended April 30, 2005

2nd QUARTER REPORT

        Central Fund is currently 97.7% invested in gold and silver bullion. At April 30, 2005 Central Fund's gold holdings were 614,242 fine oz. of physical bullion and 5,349 fine oz. of gold bullion certificates. Silver holdings were 30,728,142 oz. of physical bullion and 245,572 oz. of silver bullion certificates. The physical bullion is insured and held in safekeeping by a Canadian chartered bank in segregated vault storage. Central Fund continues to fulfil its mandate as "The Sound Monetary Fund".

On behalf of the Board of Directors:
J.C. Stefan Spicer, President

MANAGEMENT'S DISCUSSION & ANALYSIS

Selected Financial Information

        The following table summarizes quarterly financial information:

	Quarter ended (US$)
	April 30, 2005	January 31, 2005	October 31, 2004	July 31, 2004
Unrealized appreciation (depreciation) of investments (in millions)	$16.4	$(16.7)	$37.3	$13.8
Net income (loss) for the period (in millions)	$15.6	$(17.5)	$36.7	$13.2
Net income (loss) per share	$0.17	$(0.19)	$0.53	$0.20

	April 30, 2004	January 31, 2004	October 31, 2003	July 31, 2003
Unrealized appreciation (depreciation) of investments (in millions)	$(26.7)	$21.8	$10.2	$12.4
Net income (loss) for the period (in millions)	$(27.3)	$21.3	$9.8	$12.0
Net income (loss) per share	$(0.39)	$0.41	$0.23	$0.29

Review of Operations

        Central Fund's earned income objective is secondary to its investment objective of holding the vast majority of its net assets in gold and silver bullion. Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay operating expenses, taxes and Class A share dividends. Because gold and silver bullion do not generate revenue, Central Fund's actual revenues are a miniscule percentage of its net assets. However, CICA Accounting Guideline 18, Investment Companies now requires Central Fund to record unrealized appreciation (depreciation) of investments in income.

        The net loss (inclusive of unrealized depreciation of investments) for the six months ended April 30, 2005 was $1,886,250 compared to $5,980,140 for the same period in 2004. Since April 30, 2004, net assets have increased by $128,321,080 or 35%. The Company has used the bulk of the proceeds of the two Class A share issues over the past twelve months to purchase gold and silver bullion, primarily in bar form. Certain expenses, such as administration fees are scaled and, together with income taxes, vary in proportion to net asset levels, or, in the case of stock exchange fees (included in shareholder information), with the number of Class A shares issued. Safekeeping fees and bullion insurance costs increased as a result of the purchases of additional physical gold and silver bullion. Administration fees remitted to The Central Group Alberta Limited for the six months increased to $772,802 from $484,508, such increase being at the rate of one-quarter of one percent per annum on the increased assets under administration. The Company incurred fees totaling $45,739 (2004: $10,806) to a legal firm of which one of the Company's directors is a partner. Professional fees increased as a result of legal and audit work required to adopt recently imposed accounting guidelines and corporate governance rules and regulations as well as preparations for the Special Meeting of Class A Shareholders in February 2005.

        Despite an increase in overall expense levels, the operating expenses (which exclude income taxes) as a percentage of average net assets, declined to 0.26% for the six months ended April 30, 2005 compared to 0.28% for the same six-month period in 2004. For the twelve months ended April 30, 2005, the operating expense ratio was 0.49% compared to 0.57% for the prior twelve-month period.

Liquidity and Capital Resources

        All of Central Fund's assets are immediately marketable and highly liquid.

        Central Fund's dollar liquidity objective is to hold cash reserves primarily for the payment of operating expenses, taxes and Class A share dividends. Should Central Fund not have sufficient cash to meet its needs, a nominal portion of Central Fund's bullion holdings may be sold to fund tax and dividend payments, provide working capital, and pay for redemptions, if any, of Class A shares.

        For the six months ended April 30, 2005, Central Fund's cash reserves increased by $2,297,214 as amounts used to pay operating expenses, taxes and the Class A share dividend were more than offset by amounts retained in interest-bearing cash deposits for working capital purposes from the public offering completed in November 2004. Management monitors Central Fund's cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Forward — looking Observations

        Changes in the market prices of gold and silver have an impact on the net asset value per Class A share. Assuming as a constant exchange rate the rate which existed on April 30, 2005 of $1.2569 Cdn. for each U.S. dollar together with holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.29 per share or Cdn. $0.36 per share. On the same basis, a 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.23 per share or Cdn. $0.29 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $0.52 per share or Cdn. $0.65 per share.

Statement of Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	April 30 2005	October 31 2004
Net Assets:
Gold bullion at market, average cost $246,833,606 (2004: $206,043,206) (note 2)	$269,955,954	222,814,301
Silver bullion at market, average cost $216,589,466 (2004: $181,213,467) (note 2)	216,196,524	187,403,793
Marketable securities at market, average cost $89,430 (2004: $89,430)	54,129	68,221
Interest-bearing cash deposits	11,779,750	9,482,536
Prepaid insurance, interest receivable and other	29,014	81,351

	498,015,371	419,850,202
Accrued liabilities	(648,042)	(707,660)
Dividends payable	—	(792,963)

Net assets representing shareholders' equity	$497,367,329	418,349,579

Represented by:
Capital stock (note 3):
94,296,320 (2004: 79,296,320) Class A shares issued	$452,615,394	371,711,394
40,000 Common shares issued	19,458	19,458

	452,634,852	371,730,852
Contributed surplus (note 4)	22,038,372	23,678,513
Retained earnings inclusive of unrealized appreciation of investments	22,694,105	22,940,214

	$497,367,329	418,349,579

Net asset value per share (expressed in U.S. dollars):
Class A shares	$5.27	5.27
Common shares	$2.27	2.27

Net asset value per share (expressed in Canadian dollars):
Class A shares	$6.63	6.44
Common shares	$2.86	2.78

Exchange rate: U.S. $1.00 = Cdn.	$1.2569	1.2207

Notes:

1.
The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in Central Fund's October 31, 2004 audited annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

2.
Details of gold and silver bullion holdings at April 30, 2005, are as follows:

Holdings	Gold		Silver
100 & 400 fine oz bars	614,242	1000 oz bars	30,728,142
Certificates	5,349	Certificates	245,572

Total fine ounces	619,591	Total ounces	30,973,714

Market Value	Per Fine Ounce	Per Ounce
October 31, 2004	U.S. $425.55	U.S. $7.16
April 30, 2005	U.S. $435.70	U.S. $6.98

3.
On November 3, 2004, the Company, through a public offering, issued 15,000,000 Class A shares for proceeds of $81,504,000 net of underwriting fees of $3,396,000. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $80,904,000.

The Company used the net proceeds from this public offering to purchase 96,000 fine ounces of gold at a cost of $40,790,400 and 4,800,000 ounces of silver at a cost of $35,376,000, both in physical bar form except for 67 ounces of gold which were received in certificate form. The balance of approximately $4,737,600, was retained by the Company in interest-bearing cash deposits for working capital purposes.

4.
Contributed surplus is used to eliminate any deficit that may arise from net losses before unrealized appreciation (depreciation) of investments and on the payment of the Class A shares' stated dividend per share. Accordingly, $1,640,141 (2004, $1,121,408) has been transferred from contributed surplus on April 30, 2005 and 2004 representing the net loss before unrealized appreciation (depreciation) of investments for the six months then ended. This change does not affect the net asset value of the Company.

Statement of Changes in Net Assets
(expressed in U.S. dollars, unaudited)(note 1)

	Six months ended April 30		Three months ended April 30
	2005	2004	2005	2004
Net assets at beginning of period	$418,349,579	194,663,349	$481,788,154	287,409,904

Add (deduct):
Net income (loss)	(1,886,250)	(5,980,140)	15,579,175	(27,275,655)
Net issuance of Class A shares	80,904,000	180,363,040	—	108,912,000

Increase in net assets during the period	79,017,750	174,382,900	15,579,175	81,636,345

Net assets at end of period	$497,367,329	369,046,249	$497,367,329	369,046,249

Statement of Income (Loss)
(expressed in U.S. dollars, unaudited)(note 1)

	Six months ended April 30		Three months ended April 30
	2005	2004	2005	2004
Income:
Interest	$104,202	22,240	$54,180	12,489
Dividends	764	281	634	184
Unrealized appreciation (depreciation) of investments	(246,109)	(4,858,732)	16,442,524	(26,653,548)

	(141,143)	(4,836,211)	16,497,338	(26,640,875)

Expenses:
Administration fees	772,802	484,508	385,984	270,943
Shareholders' Information	186,755	126,962	110,809	72,563
Safekeeping, insurance and bank charges	154,064	100,159	86,810	56,296
Professional fees	89,035	29,543	72,870	19,977
Directors' fees and expenses	47,834	26,269	20,569	10,942
Registrar and transfer agents' fees	47,275	28,220	38,287	21,550
Miscellaneous	611	971	312	625
Foreign exchange loss	31,132	14,786	35	6,785

	1,329,508	811,418	715,676	459,681

Income (loss) before income taxes	(1,470,651)	(5,647,629)	15,781,662	(27,100,556)
Income taxes	(415,599)	(332,511)	(202,487)	(175,099)

Net income (loss) (note 5)	$(1,886,250)	(5,980,140)	$15,579,175	(27,275,655)

Net income (loss) per share:
Class A shares	$(.02)	(.08)	$.17	(.39)
Common shares	$(.02)	(.08)	$.17	(.39)

Notes:

5.
For the year ended October 31, 2004, with retroactive application to prior periods, the Company early adopted CICA Accounting Guideline 18, Investment Companies ("AcG — 18"), which requires that, for qualifying entities, investments held are to be measured and reported in the financial statements at their 'fair value' with changes in 'fair value' recognized in income in the period in which the change occurred. While the Company's accounting policy, prior to adoption of AcG — 18, had been to measure its investments at market value, the Company did not recognize the unrealized gains and losses in income, but instead recognized them only as a separate component of shareholders' equity until realized, at which time they were recognized in income.

6.
For the six months ended April 30, 2005, the Company incurred fees totaling $45,739 (2004: $10,806) to a legal firm of which one of the Company's directors is a partner, and to the administrator $772,802 (2004: $484,508).

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SIGNATURES
EXHIBIT INDEX CENTRAL FUND OF CANADA LIMITED